April 29, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Causeway Capital Management Trust
    Causeway Global Value Fund
    File Nos. 33-67552; 811-10467
    Post-Effective Amendment No. 11

Ladies and Gentlemen:

      We have acted as counsel to Causeway Capital Management Trust ("Fund") in connection with the preparation of Post-Effective Amendment No. 11 to the Fund's Registration Statement on Form N-1A (the "Amendment"), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

      Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,


/s/ Kirkpatrick & Lockhart Preston Gates Ellis LLP